METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
August 17, 2005
Via EDGAR
The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Attn:	Stephen Jacobs, Accounting Branch Chief Josh Forgione, Staff Accountant Division of Corporation Finance, Mail Stop 4561

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) Form 8-K Current Report for event reported July 26, 2005, Item 4.02 filed August 8, 2005
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed and uploaded on the EDGAR system on behalf of IOT in response to a letter of comments of the Staff of the Securities and Exchange Commission dated August 9, 2005. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/ page reference to the text of the applicable document or instrument referenced in the comment.
     In addition, also attached on behalf of IOT is a written statement from IOT acknowledging certain requested matters, including that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

The Securities and Exchange Commission
August 17, 2005

•	Staff comments or changes to a disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This letter, Schedule 1 and such Certification are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any matter concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosures

cc:	R. Neil Crouch, Executive Vice President and Chief Financial Officer Peter Wang, Controller Income Opportunity Realty Investors, Inc. 1755 Wittington Place, Suite 340 Dallas, TX 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated August 9, 2005 with respect to
Form 8-K, Item 4.02 filed August 8, 2005
for event occurring July 26, 2005 of
Income Opportunity Realty Investors, Inc.
Commission File No. 001-14784
     The following information is intended to provide responses to the comments of the Staff of the Securities and Exchange Commission rendered by letter dated August 9, 2005, with respect to Form 8-K, Item 4.02, Current Report for event occurring July 26, 2005 of Income Opportunity Realty Investors, Inc. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the item, as applicable, and/or a reference to the date of supplemental information provided to the Staff.
     Comment/Observation No. 1. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2004 in light of the material error you have disclosed.
     Response to Comment/Observation No. 1. The certifying officers have reconsidered the effect on the adequacy of the Registrant’s disclosure controls and procedures as of the end of the period covered by the Form 10-K for the period ended December 31, 2004, and has included information in Amendment No. 3 to Form 10-K under Item 9A “Controls and Procedures” in light of the undetected error which has been disclosed. A copy of the revised Item 9A from page 64 of the Form 10-K/A about to be filed is attached.
     Comment/Observation No. 2. Please revise your disclosure to clarify whether any “material weaknesses” existed as of December 31, 2004, and for the two years then ended considering your inability to detect the error. If you do not believe this lack of detection represents a deficiency during those periods, please provide us with a basis for your conclusions.
     Response to Comment/Observation No. 2. The disclosure has been revised and included in a Form 8-K/A filed under the EDGAR system to indicate that a “material weakness” existed as of December 31, 2004, and for the two years then ended. Such Form 8-K/A is being filed at the same time as this response.

through May 31, 2004, the Company did not consult with Swalm & Associates, P.C. or any of its members about the application of accounting principles to any specified transaction or any other matter.
On July 19, 2004, the Company received notification that Swalm & Associates, P.C.’s registration with the PCAOB had become effective. Effective July 22, 2004, the Audit Committee (consisting of Messrs. Allard, Jakuszewski and Larsen) of the board of Directors re-engaged the Plano, Texas firm of Swalm & Associates, P.C. as the independent accountant to audit the Company’s financial statements for the fiscal year ending December 31, 2004. The engagement effective July 22, 2004 of Swalm & Associates, P.C. as the independent accountant for the Company necessarily resulted in the termination or dismissal of the principal accountant which had audited the Company’s financial statements for the fiscal year ended December 31, 2003, Farmer, Fuqua & Huff, P.C. During the Company’s most recent fiscal year and any subsequent interim period, Farmer, Fuqua & Huff, P.C. report on the Company’s financial statements for that year did not contain an adverse opinion or disclaimer of opinion nor was such opinion qualified or modified as to uncertainty, audit scope or accounting principles, and no disagreement existed between the Company and Farmer, Fuqua & Huff, P.C. concerning any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
ITEM 9A. CONTROLS AND PROCEDURES
IORI, under the supervision and with the participation of its management, including IORI’s Acting Principal Executive Officer and Principal Accounting Officer, evaluated the effectiveness of the design and operation of IORI’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act) as of the end of the period covered by this report. Based on that evaluation, as of the time of filing IORI’s original Form 10-K for the fiscal year ended December 31, 2004, IORI’s Acting Principal Executive Officer and Principal Accounting Officer concluded that IORI’s disclosure controls and procedures were effective at December 31, 2004 to ensure that information relating to IORI and its consolidated subsidiaries required to be disclosed in IORI’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. There has been no change in IORI’s internal control over financial reporting during the quarter ended December 31, 2004, that was believed to have materially affected or was then reasonably likely to materially affect IORI’s internal control over financial reporting.
However, subsequent to the filing of the original Form 10-K for the fiscal year ended December 31, 2004, IORI and its accountants identified a control deficiency in its internal controls over financial reporting as of April 2002 which continued undetected through March 2005, which constituted a “material weakness” within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2. A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of an annual or interim financial statement will not be prevented or detected. The material weakness related to IORI’s accounting for the “Metra” transaction in April 2002 which included a deferral of operating income and/or expense until the time of ultimate sale of a property to an independent third party purchaser. As a result, an error was discovered that affected the consolidated balance sheet, consolidated statement of operations, consolidated statements of stockholders equity and consolidated statements of cash flows for 2002 and subsequent periods. The amounts for 2002 were not material, but the amounts for 2003 were material which caused the need for correction of the 2003 financial statements. That correction caused IORI to file an amendment on Form 10-K/A for the years ended December 31, 2003 and December 31, 2004, and a subsequent Form 10-Q/A for the quarter ended March 31, 2005 in order to restate such 2003 annual financial statements in its prior filings and to carry forward such changes in current filings. The error also caused IORI’s acting principal executive officer and principal financial officer to re-evaluate and reconsider the effect on the adequacy of IORI’s disclosure controls and procedures as of the end of the period covered by the original Form 10-K for the period ended December 31, 2004. Based upon such error, IORI’s disclosure controls and procedures involving review of all material historical transactions and supporting documents could have an impact on any current reporting periods were not effective to detect such error. Beginning after the second quarter of 2005, IORI has concluded that Management will review all material historical transactions and supporting documents that could have a continuing impact upon any current reporting periods, will review quarterly on a sampling basis all non-material historical transactions that are included in financial statements for any current reporting period, and will continue the process of reviewing all current transactions included in current reporting period financial statements. Management also believes that the transaction involving the error was uniquely complex and is not likely to be repeated, but Management is working with its outside consultant for guidance about other possible control procedures to ensure that in the future errors will be detected and material misstatement of annual or interim financial statements will be prevented.
ITEM 9B. OTHER INFORMATION
Not Applicable.

64

INCOME OPPORTUNITY REALTY INVESTORS, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated August 9, 2005, does hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 17th day of August, 2005.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
By:	/s/ R. Neil Crouch II
R. Neil Crouch II, Executive Vice President
and Chief Financial Officer